U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                AMENDMENT NO. 1

                                       TO


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                   JETCO,INC.
                                   ---------
                 (Name of Small Business Issuer in its charter)

              DELAWARE                                       95-4737504
     ----------------------------                        -----------------
     (State or other jurisdiction                        (I.R.S. I.D. No.)
   of incorporation or organization)


  860 VIA DE LA PAZ, SUITE E-1, PACIFIC PALISADES, CA           90272
  ---------------------------------------------------           ------
     (Address of principal executive offices)                 (Zip code)


                                 (310) 230-6100
                                 --------------
                          (Issuer's telephone number)

                    Securities to be registered under Section
                               12(b) of the Act:

    Title of each class                        Name of each exchange on which
    To be so registered                        each class is to be registered

           None                                         Not applicable


                    Securities to be registered under Section
                               12(g) of the Act:

        COMMON STOCK PAR VALUE $.001 AND PREFERRED STOCK PAR VALUE $.001
                                (Title of class)

                                   JETCO, INC.
                                   FORM 10-SB

                               Table of Contents
                               -----------------

                                     PART I

Item 1.      Description of Business                                       1

Item 2.      Management's Discussion and Analysis
             Of Financial Conditions and Results of Operation              2

Item 3.      Description of Property                                       3

Item 4.      Security Ownership of Certain Beneficial
             Owners and Management                                         4

Item 5.      Directors, Executive officers, Promoters
             And Control Persons                                           5

Item 6.      Executive Compensation                                        6

Item 7.      Certain Relationships and Related Transactions                6

Item 8.      Description of Securities                                     6

                                     PART II

Item 1.      Market Price of and Dividends on the Registrant's
             Common Equity and other Stockholder Matters                   7

Item 2.      Legal Proceedings                                             8

Item 3.      Changes in and Disagreements with Accountants                 8

Item 4.      Recent Sales of Unregistered Securities                       8

Item 5.      Indemnification of Directors and Officers                     8

                                   PART F/S                               10

             Independent Auditors Report and Financial Statements        F-1

                                    PART III

Item 1.      Index to Exhibits                                           11

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS.

     JETCO, INC. is a development stage company incorporated on April 27, 1998. The Company commenced operations on April 7, 1999. The Company's principal business consists of a proprietary technology designed to solve the problem related to slow Internet transmission speed (and other forms of high rate, data transmission) at the subscriber end - which is called the "last mile". JETCO's technology provides for a last mile cable system that includes the cable, the interface devices and special interior, premises wiring as an additional option. This last mile cable system is capable of an electrical transmission rate simultaneously, in both directions of 622 Megabits per second. This delivery rate is sixty times faster than the current cable modem based Internet delivery system.

The Company generally has been inactive since inception. Its activities have been directed at developing its business plan and conducting a preliminary search into acquisition of the proprietary technology for last mile delivery systems.

The Data Transmission Industry
------------------------------
     All digital communications are made up of l's and O's. A "l" is a digital "bit" and a "0" is a digital "bit". A computer's ability rests in being able to process l's and O's at a fast rate. Voice transmission such as voice data (i.e., an actual telephone call from one person to another) represents a rate of 32 Kilobits per second (32 x 1,000 bits) from one caller to another and an additional 32 Kilobits per second from the recipient back to the caller. Thus the total bandwidth for one telephone call equals 64 Kilobits per second. Voice data is transmitted over the national telephone network utilizing a grid of fiber optic lines installed by AT&T and others. These lines connect all of the cities in the U.S. Digital data is transmitted over the Internet; this is a separate national grid system. Final connections to and from the Internet typically are made through the local telephone companies. Although the Internet operates at a nominal transmission speed of 155 Megabits per second (155 x 1 million bits), the typical transmission rate experienced by the subscriber is
28.8 kilobits per second slightly less than the date rate for voice data. This reduction in "rate" (or "through put") between the Internet grid and the subscriber is due to out-of-date equipment and the slow transmission rate of digital data through obsolete, twisted pair copper wiring in local telephone systems.

JETCO Products
--------------

     JETCO has taken a "systems" approach for developing and engineering every aspect of the last mile delivery systems - from the local node to, from and inside the user's premises. The proprietary JETCO designed products are (in order of installation from the local node to the user):

     1. The Network Interface Device (NID) is located at the local node and connects the user to the telecommunications system for all incoming and outgoing signal transmissions.

     2. The 622 Megabit per second last mile cable will connect the telecommunication system (at the local node) to the user. This last mile cable will be factory terminated and will be one pre-determined, continuous run of cable from the local node to the user's premises where it will connect to the User's Interface Device (UID).

     3. The User Interface Device (UID) is an interface/junction device to connect the last mile cable at the user's premises. The UID also will act as a router for telephone calls to telephones, fax transmissions to fax machines, digital television signals to televisions and data to computers.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently in Part F/S under the caption "Independent Auditor's Report and Financial Statements".

Results of Operations
---------------------
     From inception to April 6, 1999 the Company was totally inactive and had not commenced any formal business operations. On April 7, 1999, the Company commenced certain limited business operations and all such activity to date relates to the Company's formation, proposed fund raising and identification of the proprietary technology and last mile cable system.

     For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance under the Securities Exchange Act of 1934 and expenses associated with developing and marketing its technology and cable system.

Liquidity and Capital Resources
-------------------------------
     On the date of incorporation, 100 shares were issued to PageOne Business Productions, LLC for consulting services. On March 22, 1999, the Company entered into two Stock Purchase Agreements for the sale of its Common Stock which were exempt from registration pursuant to Regulation D of the Securities Act of 1933, as amended. PageOne Business Productions, LLC purchased 100 shares of Common Stock at a price of $1.00 per share. Appletree Investment Company, Ltd. Purchased 900 shares of Common Stock at a price of $1.00 per share.

     The Company received a non-interest bearing loan of $7,245 from PageOne Business Productions, LLC to fund expenses, including legal and accounting fees incurred in conjunction with the preparation and filing of this registration statement and future compliance with its ongoing reporting obligations. George Todt sits on the management of both JETCO and PageOne. See Item 7. "Certain Relationships and Related Transactions."

     The Company remains in the development stage and since inception has experienced no significant change in liquidity, capital resources or stockholder's equity other than the sale of 1,000 shares of Common Stock and a non-interest bearing loan to the Company.

Need for Additional Financing
-----------------------------
     The Company's existing capital will not be sufficient to meet the Company's cash needs, including costs of its registration and complying with its continuing reporting obligations under the Securities Act of 1934. Accordingly, additional capital will be required.

     No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

     Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuing stock in lieu of cash.


ITEM 3.    DESCRIPTION OF PROPERTY

     The Company maintains executive offices at 860 Via de la Paz, Suite E-1, Pacific Palisades, California, which is the office of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT

     As of August 31, 1999, JETCO had 412,500 shares of Common Stock issued and outstanding. The following table sets forth As of August 31, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Compensation table below, and (iv) all of the Company's directors and officers as a group.


Name and Address                     Amount of Shares           Percent
Of Beneficial Owner                 of Beneficial Owner(1)     of Class
-------------------                 -------------------        --------


AppleTree Investment                      412,500(2)            100.0%
 Company Limited
69 Athol Street
Douglas, Isle of Man IM1 1JE

PageOne Business                           75,000                18.2%
  Productions, LLC
860 Via de la Paz
Pacific Palisades, CA 90272

George Todt                                75,000(3)             18.2%
23741 Harbor Vista
Malibu, CA 90265

Mary Elizabeth Rowbottom                   75,000(3)             18.2%
22147 Pacific Coast Hwy.
Malibu, CA  90265

All officers and directors                 75,000(3)             18.2%
As a group (2 persons)

--------------------

(1) For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power any investment power are exercised solely by the person named above or shared with members of his or her household.


(2) Consists of 337,500 shares held of record by Appletree Investment Company, Ltd., an Isle of Man corporation, and 75,000 shares held of record by PageOne Business Productions, LLC, a Delaware limited liability company, of which Appletree is a managing member.

(3) Consists solely of 75,000 shares of common stock held by PageOne Business Productions, LLC, a Delaware limited liability company, of which Mr. Todt and Appletree are managing members and Ms. Rowbottom is Vice President.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS


     The directors and executive officers of the Company and their ages as of the date of this document are as follows:

Name                                  Age              Position
----                                  ---              --------
George Todt                           46               President, Director
Mary Elizabeth Rowbottom.             28               Secretary

     The Director named above will serve until the next annual meeting of the Company's stockholders or until his successors are duly elected and have qualified. Directors will be elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

     The directors and officers will devote their time to the Company's affairs on an "as needed" basis. This could mean as little as two hours per month or as much as forty hours per month, but more likely fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or director are acting on behalf of, or will act at the direction of any other person.

Biographical Information
------------------------
     George Todt has been Managing Member of PageOne Business Productions, LLC since its formation in March 1996. PageOne is an Internet based financial and consulting firm specializing in high-tech start-up and emerging growth companies. Mr. Todt's experience over the past 15 years includes working with 10 start up companies, raising venture capital and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries. Mr. Todt also gained extensive experience in management in various companies. He was Chief Executive Officer of Todt Companies, Cape Girardeau, Missouri, from 1987 to 1990. During this time, his company grew from 29 to 130 employees and annual sales grew from $2 million to $8 million. Mr. Todt also has been an international consultant in the areas of technology exchanges and rights. 5

     Betsy Rowbottom joined JETCO as Secretary in June 1999 from PageOne Business Productions, LLC where she worked beginning in 1997 and became Vice President in March 1999. From 1994 to 1997, Ms. Rowbottom served as a talent agent at HIS Productions, a Chicago, Illinois-based video production company,

Conflicts of Interest
---------------------
     None of the officers of the Company will devote more than a portion of his/her time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.


ITEM 6.   EXECUTIVE COMPENSATION

     No executive officer of the Company receives compensation for services rendered to the company. However, such persons are entitled to be reimbursed for expenses incurred by them in pursuit of the Company's business objectives.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company received a non-interest bearing loan of $7,245 from PageOne Business Productions, LLC to fund expenses, including legal and accounting fees incurred in conjunction with the preparation and filing of this registration statement and future compliance with its ongoing reporting obligations. George Todt sits on the management of both JETCO and PageOne.


ITEM 8.    DESCRIPTION OF SECURITIES

Common Stock
------------
     At inception on April 27, 1998, the Company was authorized to issue 2,000 shares of Common Stock ($.Ol par value) of which 100 shares were issued and outstanding. Upon amendment to the Articles of Incorporation effective June 29, 1999, the Company increased its total authorized shares of capital stock to 108,000,000 shares, consisting of 100,000,000 shares of Common Stock ($.001 par value) and 8,000,000 shares of Preferred Stock ($.001 par value).

     The June 29, 1999 amendment included an immediate 375 for 1 stock split whereby each issued share of Common Stock was split up and converted into 375 shares of Common Stock. The relative rights and preferences of the issued shares of Common Stock remained unchanged; only the number of issued shares increased.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive right, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     All of the issued and outstanding shares of Common Stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

     As of the June 29, 1999 amendment, the Board of Directors was authorized to issue up to 8,000,000 shares of one or more series of Preferred Stock. A majority of the Directors in office may determine (i) the designation of a series of Preferred Stock; (ii) the rate, terms and conditions for payment of dividends, relation of such dividends to other classes of capital stock and whether such dividends will be cumulative or non-cumulative; (iii) redemption rights including provisions for any sinking funds and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; (iv) the availability of conversion or exchange-rates and any terms and conditions; and
(v) provisions as to voting and other rights and preferences.



                                    PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information
------------------
     The Company's Common Stock ($.001 par value), all of which are one class, is not publicly traded. The Company's Preferred Stock ($.001 par value) is not publicly traded.


Holders
-------
     The approximate number of record holders of the Company's Common Stock as of August 31, 1999 was two, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31, 1999 was 412,500. There were no shares of Preferred Stock outstanding as of August 31, 1999.

Dividends
---------
     The Company has not paid or declared any dividends upon its Common or Preferred Stock since inception and, due to its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

     The Company is not presently a party to any material litigation, nor is any such litigation threatened to the Company's knowledge.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     The following unregistered securities of the Company have been issued since inception:

     1. On May 11, 1998, the Company issued 100 restricted shares of Common Stock to PageOne Business Productions, LLC. The shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

     2. On March 22, 1999, the Company issued 100 restricted shares of Common Stock to PageOne Business Productions, LLC. The shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

     3. On March 22, 1999, the Company issued 900 restricted shares of Common Stock to Appletree Investment Company, Ltd. The shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation and Bylaws of the Company contain certain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation Law of Delaware. Likewise officers and directors of the Company are indemnified pursuant to the Certificate of Incorporation and Bylaws of the Company to the fullest extent permitted by the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

PART F/S  INDEPENDENT AUDITORS REPORT AND FINANCIAL STATEMENTS


                                   JETCO, INC.
                          A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT..........................................F-1

BALANCE SHEET AS OF AUGUST 31, 1999...................................F-2

STATEMENT OF OPERATIONS FOR THE PERIOD FROM
  APRIL 7, 1999 (DATE OPERATIONS COMMENCED)
  TO AUGUST 31, 1999..................................................F-3

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
  FOR THE PERIOD FROM APRIL 7, 1999 (DATE OPERATIONS
  COMMENCED) TO AUGUST 31, 1999.......................................F-4

STATEMENT OF CASH FLOWS FOR THE PERIOD FROM
  APRIL 7, 1999 (DATE OPERATIONS COMMENCED) TO
  AUGUST 31, 1999.....................................................F-5

NOTES TO FINANCIAL STATEMENTS AS OF AUGUST 31, 1999...................F-6

                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors of:
 Jetco, Inc.
 (A Development Stage Company)


We have audited the accompanying balance sheet of Jetco, Inc. (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. we believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Jetco, Inc. (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from April 7, 1999 (date operations commenced) to August 31, 1999, in conformity with generally accepted accounting principles.


                                               WEINBERG & COMPANY, P.A.


Boca Raton, Florida
October 7, 1999

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999
                              ---------------------

                                     ASSETS

Cash                                                          $            29
                                                              ---------------

TOTAL ASSETS                                                  $            29
------------                                                  ===============


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

LIABILITIES
Loan payable - related party                                  $         7,245
                                                              ---------------
    Total liabilities                                                   7,245
                                                              ---------------
STOCKHOLDERS' DEFICIENCY
      Preferred stock, $.001 par value 8,000,000
       shares authorized, none issued and
       outstanding                                                          -
      Common stock, $.001 par value, 100,000,000
       shares authorized, 412,500 issued and
       outstanding                                                        413
   Additional paid-in capital                                             588
Accumulated deficit during development stage                           (8,217)
                                                              ---------------
    Total Stockholders' Deficiency                                     (7,216)
                                                              ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                $            29
                                                              ===============









                 See accompanying notes to financial statements.

                                   JETCO, INC
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                        FOR THE PERIOD FROM APRIL 7, 1999
                 (DATE OPERATIONS COMMENCED) TO AUGUST 31, 1999
                 ----------------------------------------------



    Income                                                          $       -

    Expenses
      Accounting fees                                                     500
      Consulting fees                                                       1
      Legal fees                                                        6,500
      Bank service fees                                                    60
      Telephone                                                           406
      Transfer fees                                                       750
                                                                    ---------

    NET LOSS                                                        $  (8,217)
                                                                    =========














                 See accompanying notes to financial statements.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN
                            STOCKHOLDERS' DEFICIENCY
                        FOR THE PERIOD FROM APRIL 7, 1999
                 (DATE OPERATIONS COMMENCED) TO AUGUST 31, 1999
                 ----------------------------------------------


                                                Deficit
                              Additional      Accumulated
                   Common       Paid-In     During Development
                    Stock       Capital           Stage             Total
                  -------      ---------     ---------------       --------
Common stock
   issuance       $   413      $    588        $      -            $  1,001

Net loss for
  the period
  ended
  August
  31, 1999              -             -          (8,217)             (8,217)
                  -------      --------        --------            --------
BALANCE AT
AUGUST 31, 1999    $  413      $    588        $ (8,217)           $ (7,216)
                  =======      ========        ========            ========












                 See accompanying notes to financial statements.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE PERIOD FROM APRIL 7, 1999
                 (DATE OPERATIONS COMMENCED) TO AUGUST 31, 1999
                 ----------------------------------------------

CASH FLOWS FROM
OPERATING ACTIVITIES:

Net loss                                                 $      (8,217)
Adjustments to
  reconcile net loss
  to net cash used
  by operating activities:

    Consulting services performed for
    issuance of stock                                                1
                                                         -------------
Net cash used in
  operating activities                                          (8,216)
                                                         -------------
CASH FLOWS FROM INVESTING
ACTIVITIES                                                           -
                                                         -------------
CASH FLOWS FROM FINANCING
ACTIVITIES:

    Loan payable - related party                                 7,245
    Proceeds from issuance
      of common stock                                            1,000
                                                         -------------
Net cash provided by
  financing activities                                           8,245
                                                         -------------
INCREASE IN CASH AND
   CASH EQUIVALENTS                                                 29
                                                         -------------
CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                               -
                                                         -------------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                         $          29
   -------------                                         =============




                 See accompanying notes to financial statements.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A. Organization and Business Operations

        Jetco, Inc. (a development stage company) ("the Company") was incorporated in Delaware on April 27, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. From April 27, 1998 to April 6, 1999 the Company was totally inactive and had not commenced any formal business operations. On April 7,1999, the Company commenced certain limited business operations and all such activity to date relates to the Company's formation and proposed fund raising.

        The Company's ability to commence full operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

        B.   Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        C.   Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONT'D)

        D.   Income Taxes

        The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

NOTE 2 - STOCKHOLDERS' DEFICIENCY

        The Company was originally authorized to issue 2,000 shares of common stock at $.01 par value. The Company issued 900 and 200 shares to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively.

        Management subsequently filed a restated certificate of incorporation with the state of Delaware which increased the number of authorized common shares from 2,000 at $.01 par value to 100,000,000 at $.001 par value and effected a 375 to 1 split of the 1,100 previously issued common shares. In addition, the Company was authorized to issue 8,000,000 shares of preferred stock at $.001 par value.

        The financial statements at August 31, 1999 give effect to capital stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE 3 - LOAN PAYABLE - RELATED - PARTY

        The loan payable - related party is a non-interest bearing loan due to PageOne Business Productions, LLC arising from funds advanced to the Company.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS


Exhibit
Number                 Description
--------              -----------


3.(i)         Restated Certificate of Incorporation*
3.(ii)        Bylaws*
27            Financial Data Schedule*

        * Previously filed





                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      JETCO, INC.



Amendment No. 1                                        /s/ George Todt
Date: January 21, 2000                         By: _______________________
                                                   George Todt, President








                                       11